EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(In thousands, except per share amounts)

	Three Months Ended March 31, 2008	Six Months Ended March 31, 2008
Net Income	$1,493	$2,666
Weighted average common shares outstanding for computation of basic EPS	12,936	12,944

Dilutive common-equivalent shares	—	—
Weighted average common shares for computation of diluted EPS	12,936	12,944

Earnings per common share:

Basic	$0.12	$0.21

Diluted	$0.12	$0.21

	Three Months Ended March 31, 2007	Six Months Ended March 31, 2007
Net (Loss) income	$(317)	$1,371
Weighted average common shares outstanding for computation of basic EPS	13,084	13,086

Dilutive common-equivalent shares	—	716
Weighted average common shares for computation of diluted EPS	13,084	13,802

(Loss) earnings per common share:

Basic	$(0.02)	$0.10

Diluted	$(0.02)	$0.10